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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 13E-3
                        Rule 13E-3 Transaction Statement
        Pursuant to Section 13(e) of the Securities Exchange Act of 1934

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                                MEADOWCRAFT, INC.
                            (Name of Subject Company)

                                MEADOWCRAFT, INC.
                               MWI ACQUISITION CO.
                                 SRB-MWI, L.L.C.
                                SAMUEL R. BLOUNT
                       (Names of Persons Filing Statement)




            COMMON STOCK,                               58320410
      PAR VALUE $.01 PER SHARE            (CUSIP Number of Class of Securities)
   (Title of Class of Securities)

          TIMOTHY M. LEROY                          SAMUEL R. BLOUNT
PRESIDENT AND CHIEF OPERATING OFFICER     CHAIRMAN AND CHIEF EXECUTIVE OFFICER
          MEADOWCRAFT, INC.                       MWI ACQUISITION CO.
     4700 PINSON VALLEY PARKWAY                4700 PINSON VALLEY PARKWAY
     BIRMINGHAM, ALABAMA  35215                BIRMINGHAM, ALABAMA 35215
     TELEPHONE: (205) 853-2220                 TELEPHONE: (205) 853-2220



            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

                                             Copies to:
  W. CLARK GOODWIN, ESQ.                    ANNE C. FOSTER                         PAUL S. BIRD, ESQ.
RITCHIE & REDIKER, L.L.C.              RICHARDS, LAYTON & FINGER                  DEBEVOISE & PLIMPTON
  312 NORTH 23RD STREET                   ONE RODNEY SQUARE                        875 THIRD AVENUE
BIRMINGHAM, ALABAMA 35203                   P.O. BOX 551                       NEW YORK, NEW YORK 10022
TELEPHONE: (205) 251-1288             WILMINGTON, DELAWARE 19899               TELEPHONE: (212) 909-6000
                                       TELEPHONE: (302) 658-6541

This statement is filed in connection with (check the appropriate box):

a.     [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.     [ ] The filing of a registration statement under the Securities Act of
           1933.

c.     [X] A tender offer.

d.     [ ] None of the above.

       Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]

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                            CALCULATION OF FILING FEE
    TRANSACTION VALUATION*                         AMOUNT OF FILING FEE**
         $53,157,190                                   $10,631.44

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*        Calculated by multiplying $10.00, the per share tender offer price, by
         5,315,719, the number of shares of Common Stock sought in the Offer.

**       1/50 of 1% of Transaction Valuation.
         [x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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  Amount Previously Paid: $10,631.44           Filing Party: MWI Acquisition Co.
  Form or Registration No.: Schedule 14D-1     Date Filed: May 19, 1999





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                                  INTRODUCTION

           This Amendment No. 1 (this "Amendment") amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") originally filed on May 19, 1999 by (i) SRB-MWI, L.L.C., a Nevada limited liability company ("Parent"), (ii) MWI Acquisition Co., a Delaware corporation ("Purchaser"), and a wholly-owned subsidiary of Parent, (iii) Meadowcraft, Inc., a Delaware corporation (the "Company"), and (iv) Samuel R. Blount, relating to the tender offer by Purchaser for all of the issued and outstanding shares (the "Shares") of common stock, par value $.01 per share, of the Company upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 19, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer").

           All capitalized terms used in this Amendment without definition have the meanings attributed to them in the Schedule 13E-3.


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Item 16.   Additional information.

           (a) Item 16 of the Schedule 13E-3 is hereby amended by amending and restating in its entirety the eleventh paragraph under the heading "Introduction" in the Offer to Purchase as follows:

            The information contained in this Offer to Purchase concerning the Company was supplied by the Company. The information contained in this Offer to Purchase concerning the Offer, the Merger, Parent and Purchaser was supplied by Purchaser, and the Company takes no responsibility for such information except to the extent such information relates to the Company.

           (b) Item 16 of the Schedule 13E-3 is hereby amended by amending and restating in its entirety the first paragraph under the heading "The Tender Offer--Acceptance for Payment and Payment for Shares" in the Offer to Purchase as follows:

            Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, and will pay for, all Shares validly tendered prior to the Expiration Date and not properly withdrawn, promptly after the Expiration Date.

           (c) Item 16 of the Schedule 13E-3 is hereby amended by amending and restating in its entirety the last paragraph under the heading "The Tender Offer--Certain Information Concerning the Company--Certain Projections" in the Offer to Purchase as follows:

            The Projections were prepared solely for internal use and not with a view to public disclosure or compliance with the published guidelines of the Commission or the American Institute of Certified Public Accountants regarding Projections and were not prepared with the assistance of, or reviewed by, independent accountants. Such Projections are included by Purchaser in this Offer to Purchase solely because such information was furnished to Parent and Purchaser by the Company. None of Parent, Purchaser, the Company, Wachovia Securities or any other person provides any assurances as to the accuracy of the projected outcomes or the completeness of the Projections, and the inclusion of such projected information in this Offer to Purchase should not be regarded as an indication that any of such persons consider such projected outcomes to be accurate or reliable. The Projections were not prepared in accordance with generally accepted accounting principles and were not audited or reviewed by any independent accounting firm, nor did any such firm perform any other services with respect thereto. While presented with numerical specificity, the Projections are based on a variety of assumptions relating to the business of the Company, industry performance, general business and economic conditions and other matters that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Company's control. These assumptions involve judgments with respect to, among other things, future economic and competitive conditions, inflation rates and future business conditions. Therefore, such Projections are inherently imprecise and there can be no assurance that they will prove to be reliable. Also, actual future results may vary materially from those shown in the Projections. None of Parent, Purchaser, the Company or Wachovia Securities is under any obligation to or has any intention to update the Projections at any future time.

           (d) Item 16 of the Schedule 13E-3 is hereby amended by amending and restating in its entirety the first paragraph under the heading "The Tender Offer--Certain Conditions of the Offer" in the Offer to Purchase as follows:

            Notwithstanding any other provision of the Offer, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14(e)-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered shares after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer, and (subject to the terms of the Merger Agreement) may amend or terminate the Offer or postpone the acceptance for payment, the purchase of, and/or payment for Shares if at any time on or after the date of the Merger Agreement and at or before the Expiration Date any of the following conditions exists:





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                                   SIGNATURE


           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.



                                   SRB-MWI, L.L.C.

                                   By: /s/ Samuel R. Blount
                                       ----------------------------------------
                                       Name:  Samuel R. Blount
                                       Title  Manager


                                   MWI ACQUISITION CO.

                                   By: /s/ Samuel R. Blount
                                       ----------------------------------------
                                       Name:  Samuel R. Blount
                                       Title  Chairman and Chief Executive
                                              Officer


                                   SAMUEL R. BLOUNT

                                   /s/ Samuel R. Blount
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                                   MEADOWCRAFT, INC.


                                   By: /s/ Steven C. Braswell
                                       ----------------------------------------
                                       Name:  Steven C. Braswell
                                       Title  Vice President--Finance
                                              and Chief Financial Officer

June 17, 1999

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